FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company With Authorized Capital

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

CALL NOTICE TO EXTRAORDINARY GENERAL MEETING

The shareholders (“Shareholders”) of Companhia Brasileira de Distribuição (“Company”) are hereby called to the Extraordinary General Meeting (“General Meeting”) to be held exclusively by digital means on February 14th, 2023, at 3:00 p.m., in order to resolve on the following Agenda:

I.       To approve the Company’s capital increase in the amount of Two Billion, Six Hundred and Five Million, Three Hundred and Ninety-Seven Thousand, Seven Hundred and Seventy-Six Brazilian Reais and Forty-Three cents (R$2,605,397,776.43), by means of the capitalization of reserves, without the issuance of new stocks, pursuant to article 169, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”);

II.       To approve the Company’s capital decrease, pursuant to article 173 of the Brazilian Corporate Law, by Seven Billion, One Hundred and Thirty-Three Million, Four Hundred and Four Thousand, Three Hundred and Seventy-Two Brazilian Reais and Seventy-One cents (R$7,133,404,372.71), keeping the number of shares unchanged, through the delivery of common stocks issued by Almacenes Éxito S. A. (“Éxito”), owned by the Company to its stockholders, in proportion to the number of respective equity interests held in the Company’s capital stock, and the consequent amendment of article 4 of the Company’s By-laws;

III.       To approve the amendment to article 8 of the By-laws so as to provide that the Company’s General Meetings will be convened and presided over by any member of the Board of Directors or the Company’s Management Board, or, further, by employees of the Company who hold positions as officers, even if not set out in By-laws, who will choose, among those members present, someone to serve as secretary;

IV.       To approve the amendment to article 8, item “x”, of the By-laws to replace members of the Board of Directors and the Management Board by management and include the power to set the remuneration of the Supervisory Board, if convened;

V.       To approve the amendment to article 13, third paragraph, of the By-laws to provide that the replacement of the positions of Co-Vice-Chairman of the Company’s Board of Directors will be decided by the Board of Directors;

VI.       To approve the amendment to article 28, second paragraph, of the By-laws so as to provide that the representation of the Company in acts implying the acquisition, encumbrance, or disposal of assets, including real estate, may be performed by any two officers or by an officer and one attorney-in-fact, not restricted to the Chief Executive Officer;

VII.       To approve the amendment to article 32, fourth paragraph, of the By-laws in order to clarify that the Board of Directors, ad referendum of the General Meeting, may approve payments of interest on equity;

VIII.       To approve the amendment to article 33 of the By-laws in order to exclude the term for payment of dividends and/or interest on equity, and such term will be resolved by the competent corporate body when such distribution is approved;

IX.       To approve the consolidation of the Company’s By-laws to reflect the amendments proposed above; and

X.       Reallocation of the amount of two hundred and thirty-four million, eight hundred and fifty-nine thousand, two hundred and thirty-nine Brazilian reais and fifty-four cents (R$ 234,859,239.54), arising from tax incentives granted to the Company in the years 2017 to 2021, initially allocated to the Expansion Reserve provided for in the Company's Bylaws, to the Tax Incentives Reserve, provided for in article 195-A of Brazilian Corporate Law.

We hereby inform that all documents related to the resolutions that will be voted on at the General Meeting called hereby are available to the Shareholders at the Company’s headquarters, on the investor relation’s website of the Company (www.gpari.com.br), and on the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), all documentation pertinent to the matters that will be deliberated on the General Meeting, including the management proposal and manual to attend this General Meeting ("Management Proposal”).

Participation in the General Meeting via electronic system:

Shareholders who wish to participate in the General Meeting through the digital platform must access the electronic address https://tenmeetings.com.br/assembleia/portal_/#/?id=E28A2F9E2271, complete their registration and attach all documents necessary for your qualification to participate and / or vote in the General Meeting, as indicated below, with at least 2 (two) days in advance of the date designated for the General Meeting, that is, until February 12th, 2023. After the approval of the registration by the Company, the Shareholder will receive his login and individual password to access the platform through the e-mail used for registration.

The following documents must be sent by the shareholders through the electronic address indicated above:

(a)	Updated extract containing the respective shareholding issued by the custodian body;

(b)	For individuals: identity document with shareholder picture;

(c)	For legal entities: (i) restated bylaws or articles of association, and corporate documents proving the shareholder's legal representation; and (ii) identity document with photograph of the legal representative;

(d)	For investment funds: (i) restated governing document of the fund; (ii) bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy and corporate documents proving the powers of representation; and (iii) identity document with photograph of the fund’s legal representative;

(e)	if any of the Shareholders indicated in items (b) to (d) above is represented by a proxy, in addition to the respective documents indicated above, it shall also present (i) power of attorney with specific powers for its representation at the General Meeting; (ii) identity documents of the present attorney-in-fact, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who have signed the mandate proving the powers of representation. For this General Meeting, the Company will accept powers of attorney granted by Shareholders electronically, preferably signed using the ICP-Brazil certification.

Participation in the General Meeting by means of a distance voting ballot:

Pursuant to CVM Resolution 81 and as detailed in the Management Proposal, Shareholders who have an interest in exercising their right to vote through the distance voting ballot shall send the voting instructions: (a) directly to the Company by e-mail, accompanied by the documents indicated in items (a) and (e) above or (b) through (i) their respective custodian agents (if they provide this type of service) or (ii) to the Share Registry Agent, through the channels it makes available.

In all cases, for the Distance Voting Ballot to take effect, February 7th, 2023 (i.e. seven (7) days before the date of the General Meeting) shall be the last day for its receipt by one of the above forms, and not the last day for its submission. If the Distance Voting Ballot is received after February 7th, 2023, votes will not be counted.

The Company shall not demand the physical delivery of the document, on the terms of the Management Proposal.

Detailed information on the participation of the shareholder directly, by its legal representative or duly appointed attorney-in-fact, as well as the rules and procedures for participation and/or remote voting at the General Meeting, including guidelines for sending the Bulletin and also, guidelines on access to the digital platform and rules of conduct to be adopted at the General Meeting are set out in the Management Proposal.

São Paulo, January 9th, 2023.

Jean-Charles Henri Naouri

President the Board of Directors

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 9, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.